Offering Statement for Enhanced Potential, Holdings, Inc.

Date: August 1, 2022

Officers

Name	Position	Year Appointed	Full-Time with Company
David McCullar	President, CEO	2018	Yes
Tina McCullar	COO/CFO Director	2018	Yes

Number of current employees for Enhanced Potential Holdings, Inc.

"ZERO"

Risk Factors

THE FUTURE OPERATION OF ENHANCED POTENTIAL HOLDINGS, INC. (COMPANY) IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY WILL PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED.

1. Operations of the Company. The likelihood of success of the Company must be considered in case of problems, expenses, complications and delays encountered in connection with the building and operating business enterprises.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent on its operations upon the services of its management and service providers.

3. Economy. Services are dependent upon the discretionary income of the client which may be impacted in a slowed economy.

4. Competition. Alternative health businesses are starting to include different modalities that may be in competition with what we offer. Threats will be minimized by patenting and/or trademarking the brand and on-line software platforms as well as raising the capital required to set up and maintain the various businesses.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period of time.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of

assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investor Refund

As an investor in the Enhanced Potential, Holdings Inc. (Enhanced Potential) fund, if the sum of the investment commitments does not equal or exceed the target offering amount $10,000 at the offering deadline September, 2022 no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned. We also have the right to extend the offer an additional 60 days if we do not reach our target amount by 11/01/2022.

Over Subscription

Enhanced Potential holdings, Inc. can go up to $107,000 and will accept over‑subscriptions and will be allocated on a first come first serve basis.

Investor Cancellation

(1) Investors may cancel an investment commitment 48 hours prior to the deadline of 11/1/2022.

(2) Seed at the table , intermediary will notify investors when the target offering amount has been met.

(3) If Enhanced Potential holdings, Inc. reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

(4) If an investor does not cancel an investment commitment before the 48‑hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Minority Owners

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

Firm Information

Seed at the table

Seed At The Table, a Limited Liability Corporation ("Seed At The Table") operates this website,https://seedatthetable.com (the "Site"). The Site facilitates offerings ("Offerings") by early stage companies or small businesses ("Issuers") made under Title III, section 4(a)(6) of the Securities Act of 1933 ("Regulation Crowdfunding").

Enhanced Potential Holdings, Inc.

Enhanced Potential Holdings, Inc. does not have any debt in respect to this business or the offering. Enhanced Potential did not conduct any exempt offerings within the past three years.

Enhanced Potential holdings, Inc. has not conducted any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act. No person has or is to have a direct or indirect material interest.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Company. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent on its operations upon the services of its management and service providers.

3. Economy. Services are dependent upon the discretionary income of the client which may be impacted in a slowed economy.

4. Competition. Alternative health businesses are starting to include different modalities that may be in competition with what we offer. Threats will be minimized by patenting and/or trademarking the brand and on-line software platforms as well as raising the capital required to set up and maintain the various businesses.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10.Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11.New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

For Enhanced Potential holdings Inc. there are no matters that would have triggered disqualification under § 227.503(a) but occurred before May 16, 2016.

Investor Updates

Enhanced Potential holdings Inc, will provide investors updates regarding the progress of the business on a semi-annual basis meeting the target offering amount, to be provided in accordance with § 227.203.

Enhanced Potential holdings Inc.- investors will be able to obtain the bi-annual report, at inceptionep.com/investorfund.

Enhanced Potential issuers or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.

Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

This document is generated by a website that is operated by Seed at the table. Seed at the table is not a registered broker-dealer. Seed at the table does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Seed at the table has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Seed at the table nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Regulation CF offerings are conducted through Seed At The Table, a Limited Liability Corporation ("Seed At The Table") operates this website,https://seedatthetable.com (the "Site"). The Site facilitates offerings ("Offerings") by early stage companies or small businesses ("Issuers") made under Title III, section 4(a)(6) of the Securities Act of 1933 ("Regulation Crowdfunding").

Seed at the table does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements.

Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

Enhanced Potential Holdings, Inc. was formed under the laws of the State of Florida on December 11, 2018 located at 10380 SW Village Center Drive, #176, Port Saint Lucie, FL 34987. The Company also has a corporate location at 29710 Bedford , Southfield, MI 48076.

Eligibility

The following are true for Enhanced Potential Holdings, Inc.:

Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Not an investment company registered or required to be registered under the Investment Company Act of 1940.

Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).

Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? NO

Founders and Directors of the Company

The following individuals (or entities) represent the company as an officer or promoter of the offering:

David McCullar, Founder & CEO, is the visionary and the driving force behind expanding the footprint of the Inception brand, model, and philosophy. David's background is in Information Technology with 20 years of experience in the field. As an entrepreneur, he has over 15 years of experience in the alternative health and wellness industry. David exhibits outstanding problem-solving skills, analytical abilities, a strong understanding of finances, and excellent communication and public speaking skills

Tina McCullar, Co-Founder & CFO/COO, provides the expertise to help execute the vision. She has a Bachelor of Business Administration degree, a Master Social Work degree, and 40 years of work experience. Tina has been extensively involved with all aspects of the business and has a strong business and finance acumen. She exhibits exceptional organizational skills and has been instrumental in acquiring and managing finances, creating human resource policies/procedures, training programs, and establishing the infrastructure for daily operations.

Principal Security Holders

The following table sets forth as of the date of this Offering the ownership of the presently issued and outstanding securities by persons who own 5% or more of the Company's shares, and by officers and directors:

David McCullar 29, 440,584 shares (51%)

Tina McCullar 28,286,052 shares (49%)

Deck

Describe in detail the business of the issuer and the anticipated business plan of the issuer.



ENHANCED POTENTIAL
HOLDINGS INC

PROBLEM

Globally, people are suffering from mental and physical challenges because of stress and trauma. For example, an estimated 60-80 percent of all doctor visits are related to stress and a factor in the leading cause of death of heart disease, cancer, stroke, lower respiratory disease, and accidents. According to Peter Schnall's Unhealthy Work, stress has exploded into a $1 trillion health epidemic.

60-80 %



SOLUTIONS

INCEPTION *REALITY*

By taking a strategic approach that helps alleviate suffering and that consistently maximizes profits, Enhanced Potential Holdings, Inc. envisions alternative health enterprises that capture a sizable market share. The master plan bridges services with land/real estate acquisition (Inception Mental Health Gyms) and innovative wellness software (Inception IInnerverse).

INCEPTION
THE FIRST MENTAL HEALTH GYM

IINNERVERSE™



THE TEAM



DAVID MCCULLAR , FOUNDER & CEO

David is the visionary and the driving force behind expanding the footprint of the Inception brand, model, and philosophy. David's background is in Information Technology with 20 years of experience in the field. As an entrepreneur, he has over 15 years of experience in the alternative health and wellness industry. David exhibits outstanding problem-solving skills, analytical abilities, a strong understanding of finances, and excellent communication and public speaking skills.



TINA MCCULLAR, CO-FOUNDER & CFO/COO

Tina provides the expertise to help execute the vision. She has a Bachelor of Business Administration degree, a Master Social Work degree, and 40 years of work experience. Tina has been extensively involved with all aspects of the business and has a strong business and finance acumen. She exhibits exceptional organizational skills and has been instrumental in acquiring and managing finances, creating human resource policies/procedures, training programs, and establishing the infrastructure for daily operations.



STRATEGY

Inception, the First Mental Health Gym, is an established brick and mortar experiential facility that has gained national attention because of its innovative Circuit Program that utilizes research-based therapies that work synergistically to improve mental and physical functioning. Thus, Inception is prime for duplicating the model through franchising, which would include purchasing and leasing property to franchisees and establishing an impressive real estate portfolio.





- The proposed state-of-the art Inception IInnerverse software will be utilized to improve efficiency, collect data, and organize/coordinate software platforms that generate income.

- Data Collection - Document client preferences, outcomes, demographics, etc. resulting in an extensive database creating an opportunity to market products and services.

- Retail - A marketplace where clients can purchase cutting edge wellness technologies, top of the line supplementation and stylish apparel.

- Education – Establish a foothold in the billion dollar on-line personal development industry by providing wellness classes/workshops.

- Support Services – Connect clients to telehealth professionals generating additional cash flow.



THE MARKET

3.4 TRILLION

More and more people are exploring safer ways to cope. For example, the U.S. wellness industry has grown from $1 to $4 billion dollars in the past five years and the $3.4 trillion global wellness market has now surpassed the pharmaceutical industry. Therefore, this is a prime time to establish a leadership role in the growing wellness arena.

COMPETITION

Other businesses in the wellness industry focus on providing services. Our business strategy involves a comprehensive approach that includes the unique combination of research-based modalities, that constitute the Circuit Model within the "First Mental Health Gym", as well as retail sales, real estate investment, an educational portal, support services and databases to house information for marketing opportunities.


MARKETING STRATEGIES
Marketing Strategies
Build upon the 80,000 followers to increase the client base by continuing to provide insightful posts, educational information and stories featuring relevant guests utilizing various social media platforms as follows:
· Facebook
· Podcasts
· Instagram/Facebook Posts
· Music and video Production
EYL NETWORK
INNER WEALTH
PODCAST WITH DAVID MCCULLAR
VICE
THE FUTURE OF FIT
REIGN
RECONNECT
INCEPTION
INETWORK


FINANCIAL PROJECTIONS
Overall, the intention is for each separate business to provide between $1 to $10 million in revenue within a three-year time frame.
10
7.5
5
2.5
0
Inception Franchise
Inception Reality
INNERVERSE Software
Merchandise
Education

Mission

The mission of Enhanced Potential Holdings, Inc. is to provide financial and management resources for several alternative health

business enterprises, placing our corporate brand in a position to consistently drive profits and ascend to and maintain a recognized position of market leadership.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Enhanced Potential

Holdings, Inc., speculative or risky:

1. If Enhanced Potential holdings, Inc. is unable to raise additional capital on acceptable terms, it may be unable to maintain enough growth. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left

without the capital required to complete development or establish sales and marketing capabilities.

2. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

3. The Company is faced with all the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in real estate development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval.

4. New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.

5. We are highly dependent on the services of our founders. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founders. If we lose those services or if any founder fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business,

results of operations and financial condition may be materially adversely affected.

8. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

10. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

11. As a non‑reporting company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The Offering

Enhanced Potential Holdings, Inc. ("Company") is offering securities under Regulation CF, through Seed At The Table is a Securities Exchange Commission ("SEC") registered funding portal and a member of Financial Industry Regulatory Authority ("FINRA") and is subject to their oversight and examination. FINRA and the SEC require that Seed At The Table submit certain information and materials to them. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $10,000, any investments made under the offering will be canceled and the investment funds will be returned to the investor.

What is the purpose of this offering?

Enhanced Potential Holdings, Inc. obtains capital to establish and support various alternative health enterprises and is responsible for managing those resources effectively to maximize shareholder profits. The first goal is to locate, secure and renovate a building in downtown Detroit to provide cutting-edge researched-based alternative health modalities. Other businesses established under the Enhanced Potential Holdings, Inc. umbrella will include:

1) On-Line Mental Health and Wellness Educational Platform

2) On-Line Merchandise Sales

3) Corporate Mental Health and Wellness Program

4) On-line Wellness Scheduling, Marketing and Communication Software Platform

5) Franchising/Incensing Business Opportunities.

How does the issuer intend to use the proceeds of this offering?

Enhanced Potential Fund				
Total Proceeds	$10,000	100%	$250,000	100%
Less Offering Expenses				
Legal and Accounting	$1,000	10%	$1,000	0.94%
Marketing & PR	$1,000	10%	$1,000	0.94%
Total Expenses	$2,000	20%	$250,000	0.98%
Net Proceeds from Offering	$9,600		$240,000	

Use of Proceeds				
Building Renovation Funds	$6,000	75%	$100,000	98%
Franchising	$2,000	25%	$15,000	2%
Software	0	0	$ 60,000	
Trademarking			$ 20,000	
Salaries			$55,000	
Total	$8,000	100%	$195,000	100%

How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on Seed at the table Funding Portal to purchase securities, both investors and Enhanced Potential holdings inc, must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Seed at the table, browsing to the Investments screen, and clicking to cancel your investment commitment. Seed at the table will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $.60 per share.

14. Do the securities offered have voting rights? The Securities are being issued with no voting rights.

15. How may the terms of the securities being offered be modified? We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security Amount Authorized

Common Stock 5,000,000

Options, Warrants and Other Rights

None

Amount Outstanding 20,000,000

Voting Rights

No

Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

20. How are the securities being offered being valued?

Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions at the issuer's discretion.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The holder of a majority of the shares in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

22. What are the risks to purchasers associated with corporate actions including:

  Additional issuances of securities,

  Issuer repurchases of securities,

  A sale of the issuer or of assets of the issuer or transactions with related parties?

        The issuance of additional shares of our common stock will dilute the ownership of investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing when it is needed on terms we deem acceptable.

23. Describe the material terms of any indebtedness of the issuer: Not applicable

24. What other exempt offerings has Enhanced Potential Holdings, Inc. conducted within the past three years? None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history? No.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Enhanced Potential Holdings, Inc. is a new company seeking seed capital to build several alternative health and wellness businesses. The first goal is to purchase a building with at least 8,000 square feet as the new headquarters and franchise model.

Financial Information

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

BALANCE SHEET

Asset Type	FY-2021 – Prior Year	FY-2022 – Current Year
Current Assets	0	0
Fixed Assets	0	0

Other Assets	$25,000 (Loan Payable)	0
Current Liabilities	0	0
Long-term Liabilities	0	0
Owner Equity	0	0
Total Assets	25,000	0
Total Liabilities & Stockholder Equity	0	0
Balance	**25,000**	**0**

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- in connection with the purchase or sale of any security?

- involving the making of any false filing with the Commission?

- arising out of the conduct of the business of an underwriter, broker, dealer,

  municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   - in connection with the purchase or sale of any security?

   - involving the making of any false filing with the Commission?

   - arising out of the conduct of the business of an underwriter, broker, dealer,

     municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   - at the time of the filing of this offering statement bars the person from:

     i. association with an entity regulated by such commission, authority,

        agency or officer?

ii. engaging in the business of securities, insurance or banking?

iii. engaging in savings association or credit union activities?

- constitutes a final order based on a violation of any law or regulation that

  prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   a. suspends or revokes such a person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

   b. places limitations on the activities, functions or operations of such a person?
   c. bars such a person from being associated with any entity or from participating in the offering of any penny stock?

   d. If Yes to any of the above, explain:

   5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   - any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

   - Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Enhanced Potential Holdings, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Ongoing Reporting

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at inceptionep.com/investorfund.

The issuer must continue to comply with the ongoing reporting requirements until:

 the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer more 300 holders of record and has total assets that do not exceed $10,000,000;

 the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;

or the issuer liquidates or dissolves its business in accordance with state law.

SEED Platform Compensation

Terms:

● Issuing Company agrees to secure 10% of their requested raise amount via a non-public SATT campaign link, prior to the campaign being published live on the Seed At The Table website.

● Issuing Company agrees to pay upfront escrow costs (ex Escrow Setup and Background Check) related to their capital raise, and will be reimbursed the full amount by SATT post successful raise.

● Issuing Company agrees to actively promote their capital raise through established and newly created networks, social media channels, and other communication mediums to maximize their opportunity to meet and exceed their fundraising goals.

● After the close of the campaign, the Issuing Company agrees to pay SATT a platform fee of 7% of the capital raise amount, unless otherwise noted by SATT.

● SATT reserves the right to remove the Issuing Company campaign from the portal and terminate the partnership agreement if the aforementioned capital raise efforts are not achieved.



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THE FIRST MENTAL HEALTH GYM
INCEPTION - The First Mental Health Gym (Enhanced Potential Holdings Inc)
Enhanced Potential Holdings, Inc. obtains capital to establish and support several wellness enterprises that address the effects of stress and trauma. The corporation is also responsible for managing those resources effectively to maximize shareholder profits.
Click here to Invest
Minimum Investment $250
$1M
Target raise amount
$10K
Max investment amount
$15K
Min raise amount
$250
Min investment amount
0
Total backers
$0
Total funds raised
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Requirements

https://www.sec.gov/cgi-bin/browse-edgar?company=enhanced+potential&owner=exclude&action=getcompany
+ You must be at least 18 years old and able to make your own financial decisions
+ A minimum investment of $250 is required; investments more than that must be in $300 increments (ex. $300, $600, $900 [...] $99,900)

INCEPTION | Documents | Terms | Overview | Industry | Team | Discussion

Documents

Enhanced Potential Bylaws 10_6_2021.docx

Subscription Agreement 5_5_2022.docx

Enhanced Potential PPM_5_5_2022 (1).docx

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INVESTOR SUMMARY FAQ

Enhanced Potential Holdings, Inc.

Investor Summary

Enhanced Potential Holdings, Inc. obtains capital to establish and support several wellness enterprises that address the effects of stress and trauma. The corporation is also responsible for managing those resources effectively to maximize shareholder profits.

Presently, Inception-Farmington Hills, the First Mental Health Gym, is a four-year old experiential facility with a circuit model that utilizes research-based alternative health modalities and has established itself as a place to help achieve optimal mental and physical well-being.

Because of the demand to help ease emotional and physical symptoms from stress, Iinnertech.com was established in 2020 as an Online merchandise business that provides wellness technologies for personal use and in the home.

Our social media presence and client engagement has grown exponentially within the past four years which includes clients traveling across the United States to experience the circuit model at Inception, purchasing Online merchandise and clients communicating they

Overview

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INVESTOR SUMMARY FAQ

To provide that support, a conglomerate of inter-related businesses envisioned within the next three years are as follows:

- Franchising to duplicate the First Mental Health Gym throughout the U.S.
- An Online mental health and wellness educational platform to promote awareness and personal growth about stress and trauma.
- An Online wellness scheduling, marketing, and communication software to provide a cost-effective streamlined scheduling system with marketing and client feedback capabilities.
- Expanded support services, affiliations/collaborations to provide various mental health assistance to clients.

Overview

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The Problem

Globally, people are suffering from mental and physical challenges because of stress and trauma. For example, **an estimated 60-80 percent of all doctor visits are related to stress** and a factor in the leading cause of death of heart disease, cancer, stroke, lower respiratory disease, and accidents. According to Peter Schnall's *Unhealthy Work*, stress has exploded into a **$1 trillion health epidemic**.

SOLUTIONS
By taking a strategic approach that helps alleviate suffering and that consistently maximizes profits, Enhanced Potential Holdings, Inc. envisions alternative health enterprises that capture a sizable market share. The master plan bridges services with land/real estate acquisition (Inception Mental Health Gyms) and innovative wellness software (Inception Innerverse).
INCEPTION REALITY
INCEPTION
THE FIRST MENTAL HEALTH GYM
INNERVERSE™

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The Market
More and more people are exploring safer ways to cope. For example, the U.S. wellness industry has grown from $1 to $4 billion dollars in the past five years and the $3.4 trillion global wellness market has now surpassed the pharmaceutical industry. Therefore, this is a prime time to establish a leadership role in the growing wellness arena.
STRATEGY
Inception, the First Mental Health Gym, is an established brick and mortar experiential facility that has gained national attention because of its innovative Circuit Program that utilizes research-based therapies that work synergistically to improve mental and physical functioning. Thus, Inception is prime for duplicating the model through franchising, which would include purchasing and leasing property to franchisees and establishing an impressive real estate portfolio.
INCEPTION
INNER RESET
INNER FLOW
CNN
VICE
THE BREAKFAST CLUB
FOX NEWS
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CNN : Start Small, Think Big ! Working out in a Mental Health Gym
START SMALL, THINK BIG
WORKING OUT IN A MENTAL HEALTH GYM
LIVE
CNN
01:37
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CIRCUIT PROGRAMS
Within 90 minutes at Inception, mental and physical functionality is improved after completing a designed Circuit Program utilizing research-based therapies that work synergistically.
iINNER RESET
iINNER FLOW
iINNER RECHARGE
CNN
THE BREAKFAST CLUB
VICE
FOX NEWS
iINNERVERSE
The proposed state-of-the art Inception iInnerverse software will be utilized to improve efficiency, collect data, and organize/coordinate software platforms that generate income.
Data Collection - Document client preferences, outcomes, demographics, etc. resulting in an extensive database creating an opportunity to market products and services.
INCEPTION
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iINNER FITNESS BOOTCAMP CIRCUIT
iINCEPTION
Jason Wilson & Joe Rogan
Talk About Michigan's HomeGrown
STORIES
INCEPTION
COUPLE EXPERIENCES
iINNER Reset For Their Marriage
iNCEPTION
CHARLAMAGNE THA GOD
THE FIRST MENTAL HEALTH GYM
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MARKETING STRATEGIES
Marketing Strategies
Build upon the 80,000 followers to increase the client base by continuing to provide insightful posts, educational information and stories featuring relevant guests utilizing various social media platforms as follows:
Facebook
Podcasts
Instagram/Facebook Posts
Music and video Production
INNER WEALTH
PODCAST
DAVID MCCULLAR
THE FUTURE OF FIT
RECONNECT
INETWORK
What is a Mental Health Gym ? (Ft. Chico Bean and Icewear Vezzo) Tha God's Honest Truth on Comedy Central
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Industry
THE MARKET
More and more people are exploring safer ways to cope. For example, the U.S. wellness industry has grown from $1 to $4 billion dollars in the past five years and the $3.4 trillion global wellness market has now surpassed the pharmaceutical industry. Therefore, this is a prime time to establish a leadership role in the growing wellness arena.
3.4 TRILLION
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COMPETITION
Other businesses in the wellness industry focus on providing services. Our business strategy involves a comprehensive approach that includes the unique combination of research-based modalities, that constitute the Circuit Model within the "First Mental Health Gym", as well as retail sales, real estate investment, an educational portal, support services and databases to house information for marketing opportunities.
Team
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Team
THE TEAM
DAVID MCCULLAR , FOUNDER & CEO
David is the visionary and the driving force behind expanding the footprint of the Inception brand, model, and philosophy. David's background is in Information Technology with 20 years of experience in the field. As an entrepreneur, he has over 15 years of experience in the alternative health and wellness industry. David exhibits outstanding problem-solving skills, analytical abilities, a strong understanding of finances, and excellent communication and public speaking skills.
TINA MCCULLAR, CO-FOUNDER & CFO/COO
Tina provides the expertise to help execute the vision. She has a Bachelor of Business Administration degree, a Master Social Work degree, and 40 years of work experience. Tina has been extensively involved with all aspects of the business and has a strong business and finance acumen. She exhibits exceptional organizational skills and has been instrumental in acquiring and managing finances, creating human resource policies/procedures, training programs, and establishing the infrastructure for daily operations.
MENTAL WELLNESS ADVISORY BOARD
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MENTAL WELLNESS ADVISORY BOARD
DR. TEO STRAUN
DR.DAVID BERCELI
DR.PATRICA FERGUSON
DR. PERRY NICKELSTON

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